Clarification on Non-GAAP Measures for 2014 Q1 Results

Vancouver, B.C., July 18, 2014 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”) refers the reader to its press release dated May 13, 2014, “Dejour Reports 44% Increase in Daily Production in Q1 2014, 37% Increase in Gross Revenues, and 283% Increase in Operating Cash Flow”. Dejour wishes to provide additional disclosure about Non-GAAP measures and the full and revised press release follows:

Vancouver, B.C., May 13, 2014 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced its financial results for the three month period ended March 31, 2014. The Company generated $2.8 million in gross revenues, a 37% increase over Q1 2013, and positive cash flow from operations of $387,000 compared with a cash deficiency from operations of ($212,000) in Q1 2013.

Other Financial and Operating Highlights are:

  Average production for the quarter of 546 boepd, a 44% increase over average production of 379 boepd for the initial quarter of 2013;

  Operating netbacks for oil and gas operations of $55.53 and $13.85 per boe respectively, representing 60% and 575% increases over comparable operating netbacks in Q1 2013;

  15% reduction in “gross” general and administrative expenses from $983,000 in Q1 2013 to $838,000 in Q1 2014;

  41% reduction in G&A per boe from $28.79 in Q1 2013 to $17.05 in Q1 2014;

  35% reduction in amortization, depletion, and impairment costs from $23.05 per boe in Q1 2013 to $15.01 per boe in Q1 2014, and

  352% increase in cash capital expenditures from $185,000 in Q1 2013 to $836,000 in Q1 2014 reflecting the purchase of certain producing and undeveloped assets in northeastern British Columbia.

These assets also include processing facilities adjacent to our Woodrush oilfield 120 km. north of Ft. St. John, BC, with 9,600 net acres of leasehold interests (44% developed), a 96.8% ownership of a Sour Gas Processing Facility with compression, inlet separation, dehydrator capability, and capacity for an incremental 3.5mmcf/d, and working interest ranging from 96.8% to 100.0% in approximately 9 km of sales pipelines and 15 km of other pipelines capable of delivering 10mmcf/d to the main Spectra pipeline.

CORPORATE SUMMARY – FIRST QUARTER ENDED MARCH 31, 2014

OPERATIONS	Three months ended March 31,
	2014	2013	Change

Production
Oil and natural gas liquids (bbls/d)	164	232	-29%
Natural gas (mcf/d)	2,292	885	159%
Combined (BOE/d)	546	379	44%

Realized sales prices
Oil and natural gas liquids ($/bbl)	93.51	82.94	13%
Natural gas ($/mcf)	6.80	3.85	77%

Operating expenses
Oil operations ($/bbl)	22.41	32.24	-30%
Natural gas operations ($/mcf)	3.13	2.99	5%

Operating netback
Oil operations ($/bbl)	55.53	34.63	60%
Natural gas operations ($/BOE)	13.85	2.05	575%

General and administrative expenses ($/BOE)(1)	17.05	28.79	-41%

Note:
(1) Excluding interest and financing charges

FINANCIAL (CA$ thousands, except per share)	Three months ended March 31,
	2014	2013	Change

Revenue	2,785	2,038	37%
Royalties	511	378	35%

Cash flow (1)	387	-212	283%
Cash flow per share (basic)	0.002	-0.001	275%
Cash flow per share (diluted)	0.002	-0.001	275%

Net income (loss)	-2,982	-1,210	146%
Basic ($/common share)	-0.019	-0.008	136%
Diluted ($/common share)	-0.019	-0.008	136%

Capital expenditures, net of dispositions	836	185	352%

Weighted average common shares outstanding (thousands)
Basic	155,478	148,916	4%
Diluted	155,478	148,916	4%

Bank debt, net of working capital	10,062	8,910	13%

Notes:

(1)

It is a non-GAAP measure and calculated by adding back settlement of decommissioning liabilities and change in non-cash operating working capital to cash provided by operating activities. See “Non- GAAP Measure” below for details.

(2)	Reserves are defined as the Company’s working interest share of gross reserves less royalty interest reserves.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-GAAP MEASURE

	Three months ended March 31
(CA$ thousands)	2014	2013
	$	$
Cash provided by (used in) operating activities	537	173
Change in operating working capital	(150)	385
Funds from (used in) operations	387	(212)

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (71,500 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates: The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value. A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Prospective Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity”. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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